

Mail Stop 3030

August 27, 2008

Via U.S. Mail and Facsimile to (619) 330-2628

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

> **Re:** **Helix Wind, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 10, 2009**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> ** December 31, 2009**
> **Filed August 14, 2009**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
> ** March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-52107**

Dear Mr. Claudio:

We have reviewed your response dated August 14, 2009, and have the following comments. Where indicated, we think you should revise your Form 10-K and Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Kevin Claudio
Helix Wind, Corp.
August 27, 2009
Page 2

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008, filed August 14, 2008

Item 9A(T). Controls and Procedures, page 18

1.   Please refer to prior comments 3, 35 and 36. We note your revised disclosure that your CEO and CFO concluded that your disclosure controls and procedures are effective "in ensuring that material information that [you] are required to disclose in report that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure to clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please similarly amend your March 31, and June 30, 2009 Forms 10-Q.

2.   Please refer to prior comments 4, 5 and 6. We note from your response that you did not provide the disclosures because at December 31, 2008, you were a shell company and accordingly you believed an assessment of your internal control over financial reporting was not meaningful. Please note that pursuant to Exchange Act Rules 13a-15(a) and 13a-15(c) since you either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year, then, your management must maintain internal control over financial reporting and evaluate the effectiveness of your internal control over financial reporting as of the end of your fiscal year. That evaluation must be performed regardless of whether or not you are a shell company. Since your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        ·   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please evaluate how management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

3.   We note your response to prior comment 6, but we note that the statement is required in your Form 10-K for the year ended December 31, 2008. As such, we reissue the comment and request that you amend the filing to include the statement required by Item 308T(a)(4) of Regulation S-K disclosing the fact that management's report was not subject to attestation by your registered public accounting firm.

Exhibit 31.1 and 31.2

4.   We note that in response to prior comments 8 and 9 you revised your certifications to remove the phrase 'based on our most recent evaluation of internal control over financial reporting,' from paragraph 5. Please amend your Form 10-K to include certifications that are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Please similarly amend your March 31, and June 30, 2009 Forms 10-Q.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements, page 3

Note 8. Stock-Based Compensation, page 20

5.   Please refer to prior comment 31. Please tell us why you believe that determining your volatility based on placing exclusive reliance on the historical volatility of your stock for the period from February 11, 2009 through March 31, 2009 is appropriate and consistent with paragraphs A22 and A43 of SFAS 123R and Question 4 of SAB Topic 14.D.1, which indicate that in order to rely exclusively on historical volatility, you should, among other factors, have a sequential period of historical data at least equal to the expected or contractual term of the share option.

Item 4T. Controls and Procedures, page 31

Disclosure Controls and Procedures, page 31

6.   We note from the disclosure in your June 30, 2009 Form 10-Q that management concluded that disclosure controls and procedures were not effective. You further disclose certain material weaknesses in your internal control over financial reporting related to the lack of segregation of duties and the lack of sufficient personnel. Please tell us the extent to which these material weaknesses existed in the prior periods and explain to us how management was able to conclude that disclosure controls and procedures were effective as of March 31, 2009.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 3

Condensed Consolidated Statements of Cash Flows, page 6

7.   We note that the cash flow amounts presented for the six months ended June 30, 2008 actually are the amounts from your cash flow statement for the three months ended March 31, 2008 presented in your March 31, 2009 Form 10-Q. Please amend the filing to include the correct comparative amounts for the period ended June 30, 2008.

Note 5. Debt, page 16

8.   Please refer to prior comment 14. Please reconcile the summation of the amounts of interest expense disclosed on pages 17 and 18 of $99,315, $378.886, $1,300 and $3,336 ($482,837) with the total amount of interest expense for the six months ended June 30, 2009 shown on page 4 of $295,588. Further, please tell us why the amount of discount amortized to interest for the three months ended March 31, 2009 and the six months

ended June 30, 2009 was the same amount for the exchange notes ($99,315), the new convertible notes ($1,300) and the other convertible notes ($3,336). We also note that it appears the only change in the amortization of the discount for the reverse merger notes between March 31, 2009 and June 30, 2009 related to $350.000 upon conversion of notes.

Short Term Debt, page 16

9.   Please refer to prior comment 16. We note that you have related party notes payable totaling $115,365 included in short term debt. Please tell us and revise future filings, including any amendments, to disclose, consistent with paragraph 850-10-50-1 of the FASB Accounting Standards Codification (FASB ASC), the nature of the relationship(s) involved and the significant terms and manner of settlement including conversion terms and maturity dates.

10.   Further, please tell us and disclose in future filings, including any amendments, the significant terms and manner of settlement of the other short-term debt, including conversion terms and maturity dates. Tell us how you are accounting for any convertible instruments included in short term debt and why.

Exchange Notes - Convertible Notes Payable Related Party, net of discount, page 16

11.   Please refer to prior comments 25 and 26. We note your responses to our comments regarding the premiums and the loss on extinguishment of debt. It appears that these other premiums recorded are the same charges that were recorded as a loss on extinguishment of debt of $213,266 as discussed in your response to comment 14. Please tell us how the additional "other premiums" of $213,265 were recorded in the financial statements prior to and as a part of the exchange of notes. Please clarify how the discussion of the loss on extinguishment references a "discount recorded on the old debt". We note no disclosure in your December 31, 2008 financial statements which discusses a discount to the carrying value of the note payables. Please consider providing us with sample journal entries that supports your accounting for the premiums and the loss on the extinguishment.

Other Convertible Notes, page 18

12.   We note that a portion of the other convertible notes were issued to related parties. Please tell us why the related party amounts are not included in the classification of your convertible notes payable, related party in the table on page 18 and in the balance sheet.

13.   Please refer to prior comment 22. In future filings, including any amendments, please also disclose the amortization period.

Note 6. Derivative Liabilities, page 18

14.   Please refer to prior comment 18. Please disclose in future filings, including any amendments, the valuation methods and significant assumptions you used to value the derivative liabilities related to the warrants and the conversion features.

15.   Please refer to prior comments 18, 20, 21 and 30. We note that you determined the fair value of the derivative liability related to the conversion features of the notes payable based upon their intrinsic value because it is the 'best reasonable and supportable measurement.' Since the intrinsic value only represents the different between the fair value of common stock on the date the notes were issued and the conversion price in the notes payable, please explain to us your reasons for concluding that the intrinsic value represents the fair value as of the issuance date of the notes payable. Discuss how you considered and applied paragraph 815-10-30-1 of FASB ASC which requires you to record the derivative liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Tell us why you believe that using intrinsic value represents a valuation technique that reflects all of the substantive characteristics of the instrument such as the expected term, the expected volatility of the price of your underlying stock for the expected term, and the risk-free interest rate(s) for the expected term.

16.   Further, please show us how you calculated the amount assigned to the derivative liability of the conversion features based on their intrinsic value as of the date of issuance, March 31, and June 30, 2009. It appears that you have not reflected any change in value for the derivative liability and you may have limited your intrinsic value calculation to the amount of proceeds received from the notes. If so, please tell us why. See our comment above and further discuss how you considered paragraphs 815-10-30-1 and 815-10-35-1 of SFAS 133 which require that you measure the derivative liability at fair value at each reporting date.

17.   With respect to the amount shown related to the 'conversion of derivative financial instruments' in the table on page 19, please tell us and disclose in future filings, including any amendments, how you determined the amount shown. Tell us how you considered paragraph 815-15-35-4 of FASB ASC which requires that when an embedded conversion option no longer meets the bifurcation criteria that you should reclassify the carrying amount of the liability for the conversion option based on its fair value on the date of reclassification to shareholders' equity and continue to amortize any debt discount recognized when the conversion option was bifurcated from the convertible debt.

18.   Please reconcile your disclosure in the statements of cash flows for the six months ended June 30, 2009 shown on page 4 of the change in the fair value of the derivative warrant liability of $9,236,381 and the interest in connection with derivative liability of $14,646,423 with your statements of operations on page 4 and the disclosure in Note 6. Tell us and disclose how you determined the classification of amounts that you reflect as interest versus the change in the fair value of the derivative liability.

Note 10. Commitments and Contingencies, page 24

19.   We note that the monthly management fee payable to East West is $16,270. Please tell us whether you have accrued for or paid all fees due under this agreement. If you have accrued for these fees, please tell us the amount of the accrual and where it is reflected in the balance sheet.

Representations

20.   As previously requested, the company should provide, in writing, a statement acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your Form 10-K and Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604, if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Kate Tillan
Assistant Chief Accountant